Commission File No. 001-06605

Filed by Equifax Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Equifax Makes Offer to Acquire Boa Vista Serviços

EQUIFAX IS SEEKING TO EXPAND ITS CAPABILITIES in the large and fast-growing Brazilian market. The company has made an offer to the Boa Vista Serviços Board of Directors to acquire all outstanding shares of Boa Vista Serviços (BOAS3: SAO), the second largest consumer credit bureau in Brazil, for R$8.00 per share implying an estimated total enterprise value of R$3,103 million, or USD$583 million based on a USD/BRL exchange rate of 5.3180 (PTAX as of December 15, 2022).

As Mark W. Begor, CEO of Equifax, noted: “Equifax has been an investor in Boa Vista Serviços since 2011, and with this acquisition, we would bring powerful new insights to Brazilian lenders and service providers that would help them better understand their customers and promote greater financial inclusion.”

Equifax issued a press release on December 19, 2022, outlining the terms of the proposal made to the Boa Vista Serviços Board of Directors. If the proposal is accepted, the acquisition would further expand Equifax capabilities internationally and would offer Boa Vista Serviços access to Equifax’s expansive global capabilities and cloud-native data, products, decisioning and analytical technology for the rapid development of new products and services, and expansion into new vertical industries.

“This transaction aligns with our EFX2025 strategic priorities and would mark an exciting new global chapter for both Equifax and Boa Vista Serviços customers and employees while providing Boa Vista Serviços shareholders immediate liquidity with a substantial 89 percent premium over the closing price on December 15, 2022. We look forward to working with the Boa Vista Serviços Board of Directors and executing a definitive merger agreement as quickly as possible,” continued Begor.

The transaction is subject to review and approval by the Boa Vista Serviços Board of Directors. If approved by the Boa Vista Serviços Board of Directors, the transaction would also be subject to Boa Vista Serviços shareholder approval and other customary closing conditions. Following the completion of the proposed transaction, Boa Vista Serviços would become a subsidiary of Equifax Brasil.

“We have a strong track record of reinvesting in strategic bolt-on M&A transactions to broaden and strengthen Equifax, having invested more than $3.5 billion in 12 acquisitions during the past 24 months,” concluded Begor.

Forward-Looking Statements

This communication contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to successfully negotiate and consummate the proposed transaction with Boa Vista Serviços (“BVS”), the ability of BVS to receive shareholder approval if a definitive agreement is signed, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate BVS and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2021 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Filings with the SEC

Equifax Inc. (NYSE: EFX) and Equifax Brasil Equifax do Brasil S.A. (“Equifax Brazil”) plan to file a Registration Statement on Form S-4/F-4 with the SEC in connection with the BVS transaction. The Form S-4/F-4 will contain an exchange offer prospectus and other documents. The Form S-4 and prospectus will contain important information about Equifax, Equifax Brazil, BVS and the transaction and related matters. Investors and shareholders of BVS should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the

SEC’s website at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. This communication is for informational purposes only and should not, under any circumstances, constitute, be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brazil.